# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bristow Group Inc., CIK 0001525221
CUSIP: 11040G103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3151 BRIARPARK DRIVE, SUITE 700, HOUSTON, Texas (TX), 77042
Date of event which requires filing of this statement: 02/02/2026
Amends the filing with accession number 0001193125-19-288436
Filed by CIK 0001538846
Persons authorized to receive notices and communications: Matthew L. Clark, 4009 W 49th Street, Suite 300, Sioux Falls, South Dakota (SD), 57106, 605-362-2820

## Reporting persons
- South Dakota Investment Council (CIK 0001538846): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: South Dakota (SD); source of funds: other (OO); sole voting power 2,396,198; shared voting power 0; sole dispositive power 2,396,198; shared dispositive power 0; aggregate amount beneficially owned 2,396,198 (8.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Bristow Group Inc.
Address of issuer's principal executive offices: 3151 BRIARPARK DRIVE, SUITE 700, HOUSTON, Texas (TX), 77042
Comment: This Amendment No. 14 ( "Amendment No. 14") to Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on June 22, 2020 (the "Schedule 13D") by South Dakota Investment Council (the "Reporting Person") relating to the shares of common stock, par value $0.01 per share (the "Common Stock") of Bristow Group Inc., a Delaware corporation (the "Issuer"), reflects changes to the information in the amendment to the Schedule 13D filed by the Reporting Person on January 12, 2026 ("Amendment No.13"). Except as otherwise indicated, capitalized terms used and not defined in this Amendment No. 14 shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:
(a) - (b) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the aggregate number of shares of Common Stock as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.
The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person was calculated based on 28,920,000 shares of Common Stock issued and outstanding as of October 31, 2025, as provided by the Company, based on the Quarterly Report on Form 10-Q filed by the Company on November 5, 2025.
Transactions in the class effected during the past sixty days: Except as disclosed in Exhibit 1 of this Schedule 13D, there have been no transactions with respect to the Common Stock since the filing of the Amendment No.13 on January 12, 2026 by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- South Dakota Investment Council: /s/ Matthew L. Clark, State Investment Officer (02/03/2026)